UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
Form 6-K
Report of Foreign Private Issuer
Pursuant to Rules 13a-16 or 15d-16 under
the Securities Exchange Act of 1934
Dated February 1, 2016
File Number: 001-35785
SIBANYE GOLD LIMITED
(Translation of registrant’s name into English)
Libanon Business Park
1 Hospital Street (off Cedar Avenue)
Libanon, Westonaria, 1780
South Africa
Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.
Form 20-F
Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):
_____
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):
_____

Sibanye Gold Limited
Incorporated in the Republic of South Africa
Registration number 2002/031431/06
Share code: SGL
ISIN – ZAE000173951
Issuer code: SGL
(“Sibanye” or “the Company”)
A SOLID DECEMBER 2015 QUARTER OPERATING RESULT. OUTLOOK FOR 2016
SIGNIFICANTLY IMPROVED*
Westonaria 1 February 2016: Sibanye (JSE: SGL & NYSE: SBGL) advises shareholders that, consistent with the trend throughout the year, the operational results for the
December 2015 quarter improved further, particularly with regard to the cost performance.
Group gold production of approximately 12,800kg (411,500oz) was marginally higher than during the September 2015 quarter, but costs improved noticeably. Total cash cost (TCC) and All–in sustaining cost (AISC) for the quarter of approximately
R330,000/kg and R400,000/kg respectively, were each approximately 5% lower quarter-on-quarter. Costs in dollar terms are approximately 14% lower than during the September 2015 quarter, benefiting from the 9% depreciation in the average rand:dollar exchange rate quarter-on-quarter. Total cash costs for the December
2015 quarter will be approximately US$720/oz with AISC of approximately US$907/oz.
These costs compare favourably with Sibanye’s global gold peers and place it amongst the lowest cost producers in the industry. The average exchange rate for the December 2015 quarter was R14.21/US$.
Gold production for the year ended 31 December 2015 will be in line with revised guidance at approximately 47,800kg (1.54Mozs), reflecting the impact of the relatively poor March 2015 quarter and the Eskom load shedding in the June 2015 quarter. TCC for the year of approximately R350,000/kg (US$850/oz) and AISC of approximately R420,000/kg (US$1,030/oz) are also in line with previous guidance in rand terms, but significantly lower than previous guidance in dollar terms. The average gold price received for the year ended 31 December 2015 was
R475,508/kg (US$1,160/oz) resulting in a TCC margin of 28% and an AISC margin of
11%.
The operational issues that affected performance in 2015 are unlikely to be repeated. Gold production guidance for the year ending 31 December 2016 is forecast to increase to approximately 50,000kg (1.61Moz), with TCC forecast at approximately R355,000/kg and AISC at approximately R425,000/kg. The recent sharp depreciation of the rand to over R16.00/US$,means that costs in dollar terms are likely to be significantly lower than in 2015; assuming an average exchange rate of R15.00/US$ for 2016, TCC is forecast at US$735/oz and AISC at US$880/oz. All-in cost is forecast to be R440,000/kg (US$915/oz), due, inter alia, to the initiation of the
Kloof and Driefontein below infrastructure projects and the development of the
Burnstone mine which were approved in 2015.
Due to the weaker rand, the rand gold price year to date has averaged approximately R575,000/kg, which is approximately R100,000/kg higher than in 2015.

Should this gold price persist throughout 2016, the Group TCC margin will increase to approximately 38% and the AISC margin to approximately 25%.
* Forecast is for Sibanye Gold and excludes any contribution from the pending platinum acquisitions
ENDS
Contact
James Wellsted
Head of Investor Relations
Sibanye Gold Limited
+27 83 453 4014
james.wellsted@sibanyegold.co.za
Sponsor
Sponsor: J.P. Morgan Equities South Africa (Proprietary) Ltd
FORWARD LOOKING STATEMENTS
Certain statements in this document constitute “forward looking statements” within the meaning of Section 27A of the US Securities Act of 1933 and Section 21E of the
US Securities Exchange Act of 1934.
These forward-looking statements, including, among others, those relating to
Sibanye’s future business prospects, revenues and income, wherever they may occur in this document and the exhibits to this document, are necessarily estimates reflecting the best judgment of the senior management of Sibanye and involve a number of known and unknown risks and uncertainties that could cause actual results, performance or achievements of the Group to differ materially from those suggested by the forward-looking statements. As a consequence, these forward looking statements should be considered in light of various important factors, including those set forth in this document. Important factors that could cause the actual results to differ materially from estimates or projections contained in the forward looking statements include without limitation: economic, business, political and social conditions in South Africa and elsewhere; changes in assumptions underlying Sibanye’s estimation of its current mineral reserves and resources; the ability to achieve anticipated efficiencies and other cost savings in connection with past and future acquisitions as well as existing operations; the success of exploration and development activities; changes in the market price of gold and/or uranium;
the occurrence of hazards associated with underground and surface gold and uranium mining; the occurrence of labour disruptions and industrial action; the availability, terms and deployment of capital or credit; changes in government regulations, particularly environmental regulations and new legislation affecting water, mining and mineral rights; the outcome and consequence of any potential or pending litigation or regulatory proceedings or other environmental, health and safety issues; power disruptions and cost increases; fluctuations in exchange rates, currency devaluations, inflation and other macro-economic factors; the occurrence of temporary stoppages of mines for safety incidents and unplanned maintenance reasons; Sibanye’s ability to hire and retain senior management or sufficient technically skilled employees, as well as its ability to attract sufficient historically disadvantaged South Africans representation in its management positions; failure of
Sibanye’s information technology and communications systems; the adequacy of
Sibanye’s insurance coverage; any social unrest, sickness or natural or man-made disaster at informal settlements in the vicinity of some of Sibanye’s operations; and
the impact of HIV, tuberculosis and other contagious diseases. These forward looking statements speak only as of the date of this document.
The Group undertakes no obligation to update publicly or release any revisions to these forward looking statements to reflect events or circumstances after the date of this document or to reflect the occurrence of unanticipated events.

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.
SIBANYE GOLD LIMITED
Dated: February 1, 2016
By:
/s/ Charl Keyter
Name:
Charl Keyter
Title:
Chief Financial Officer